CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

September 1, 2009

Mr. Douglas Brown or
Mr. Michael Karney
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Registration Statement on Form S-1
        File No. 333-151085
        Filed August 24, 2009

Dear Mr. Brown or Mr. Karney:

Please withdraw our request for acceleration effective upon receipt of this letter.

Thank you for your kind assistance in this matter.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO